FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 2002

                    A/S STEAMSHIP COMPANY TORM
         (Translation of registrant's name into English)

                           Marina Park
                         Sundkrogsgade 10
                       DK-2100 Copenhagen 0
                             Denmark
             (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X       Form 40-F
                                  ---                 ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes         No    X
                               ---         ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached  as  Exhibit  1  is  a  letter   submitted  to  the
Commission that accompanied the Company's report on Form 6-K dated August 12, 2002 containing its interim financial statements as reported to the Copenhagen Stock Exchange.

Exhibit 1


Securities and Exchange Commission             A/S Dampskibsselskabet TORM
450 Fifth Street, N.W.                         Marina Park
Washington                                     Sundkrogsgade 10
D.C. 20549                                     DK-2100 Copenhagen 0
USA                                            Denmark

                                               Tel: +45 39 17 92 00
                                               Fax: +45 39 17 91 22
                                               Telex: 22315 TORM DK

                                               E-mail:  mail@torm.dk

                                               VAT/CVR. No. 2246 0218

13th August 2002              Ref.: KLN/teh

A/S STEAMSHIP COMPANY TORM (The "Registrant")
File No. 000-49650

Dear Sirs,

We refer to the accompanying periodic report on Form 6-K. To the best of the knowledge of each of the undersigned, this report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated.


Very truly yours,

A/S Dampskibsselskabet TORM

      /s/ Klaus Kjaerulff
------------------------------------
Klaus Kjaerulff
Chief Executive Officer


       /s/ Klaus Nyborg
------------------------------------
Klaus Nyborg
Chief Financial Officer

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    A/S STEAMSHIP COMPANY TORM
                           (registrant)



Dated: August 15, 2002                    By: /s/ Klaus Nyborg
                                             --------------------------
                                           Klaus Nyborg
                                           Chief Financial Officer


03810.0001 #343906